Exhibit 99.1

3Q26 Results Gerdau S.A. Click here to access the videoconference RI.GERDAU.COM RI.GERDAU.COM Videoconference October 27 (Tuesday) 12:00 p.m. BRT 11:00 a.m. NY

São Paulo, October 26, 2026 – Gerdau S.A. (B3: GGBR / NYSE: GGB) announces its results for the third quarter of 2026. The consolidated financial statements of the Company are presented in Brazilian Reais (R$), in accordance with International Financial Reporting Standards (IFRS) and the accounting practices adopted in Brazil. The information in this report does not include the data of associates and joint controlled entities, except when stated otherwise.

GERDAU RECORDS ADJUSTED EBITDA OF R$3.8 BILLION AND A MARGIN OF 20.2% IN 3Q26, ITS HIGHEST LEVEL SINCE 2023, DRIVEN BY EXPANSION IN NORTH AMERICA

Steel shipments totaled **2.9 million tonnes** in 3Q26, in line with 2Q26;

Net sales totaled **R$18.7 billion** in 3Q26, up 4.6% from 2Q26;

Adjusted net income of **R$1.5 billion** in 3Q26**, up 3.9% from 2Q26;**

Adjusted EBITDA of R$3.8 billion in 3Q26, up 9.9% from 2Q26;

Adjusted EBITDA Margin of 20.2%, 1.0 p.p. and 5.0 p.p. higher than in 2Q26 and 3Q25, respectively, **the highest level since 2023**;

Positive Free Cash Flow of **R$1.4 billion**, benefited from lower working capital consumption;

Based on the 3Q26 results, the Company has approved **R$667.0 million as dividends** (R$0.34 per share), to be paid as of December 15, 2026;

CAPEX of R$955 million in 3Q26 and R$3.1 billion in 9M26;

Progress in the **final integrated testing** phase for the Miguel Burnier mining project, with start-up scheduled for **4Q26**;

Start-up of the recycling facility in Pindamonhangaba, enhancing the competitiveness of our operations in Brazil.

Fitch e S&P Global Ratings revised Gerdau's **outlook from Stable to Positive**, while reaffirming the Company's credit ratings;

Gerdau was recognized as one of Brazil's leading companies, standing out in the "Steel, Mining, and Metallurgy" category of the 2026 Best and Biggest (*Exame*) and the "Metallurgy and Steel" category of the *Valor 1000* (*Valor Econômico*), the latter for the fifth consecutive year, in addition to being named the **most valuable brand in the steel sector in Latin America** by Brand Finance's 2026 Latin America 100 ranking.



MAIN INDICATORS

CONSOLIDATED	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Shipments of steel (1,000 tonnes)	2,914	2,908	0.2%	3,087	-5.6%	8,633	8,769	-1.5%
Net sales[1] (R$ million)	18,691	17,871	4.6%	17,983	3.9%	53,277	52,884	0.7%
Adjusted EBITDA[2] (R$ million)	3,771	3,430	9.9%	2,737	37.8%	10,159	7,700	31.9%
Adjusted EBITDA Margin[2] (%)	20.2%	19.2%	1.0 p.p	15.2%	5.0 p.p	19.1%	14.6%	4.5 p.p
Adjusted net income[2] (R$ million)	1,523	1,466	3.9%	1,090	39.7%	4,003	2,712	47.6%
Earnings per share (R$)[3]	0.79	0.74	6.7%	0.54	45.2%	2.04	1.33	53.2%
Net debt/Adjusted EBITDA	0.58x	0.69x	-0.11x	0.81x	-0.23x	0.58x	0.81x	-0.23x
Free cash flow (R$ million)	1,439	237	1,202	1,008	431	1,692	(1,018)	2,710
EXCHANGE RATE (USD x BRL)								
Average USD	5.1366	5.0494	1.7%	5.4488	-5.7%	5.1481	5.6502	-8.9%
USD at the end of the period	5.1809	5.1766	0.1%	5.3186	-2.6%	5.1809	5.3186	-2.6%

1 - Includes iron ore and co-products sales.
2 – Non-accounting measurement calculated by the Company. The Company presents Adjusted EBITDA to provide additional information on cash generated in the period. Adjusted net income excludes nonrecurring items, when applicable.
3- Measurement calculated based on Gerdau S.A.'s Net income.

Quarterly Results 3Q26 | **Gerdau S.A.** 2

Quarterly Results 3Q26 | Gerdau S.A. 3 MESSAGE FROM MANAGEMENT The third quarter of 2026 marked another step in the Company's profitability expansion. We recorded an Adjusted EBITDA of R$3.8 billion, up 9.9% from 2Q26 and 37.8% higher than 3Q25, along with an Adjusted EBITDA margin of 20.2%, both at their highest levels since the second quarter of 2023. This performance was mainly driven by improved realized prices in North America, which more than offset rising costs, while shipment volumes remained virtually stable compared to the previous quarter. With regard to the Company’s reportable segments, once again North America operations remained among the quarter’s key highlights, accounting for more than 76% of the Company’s consolidated EBITDA, reaching R$2.9 billion, with an EBITDA margin of 27.7% (the highest level over the last four years). Market conditions remained favorable throughout the quarter, bolstered by robust demand and an order backlog that continued well above historical averages. This scenario enabled the Company to capture the price adjustments implemented throughout the year, thus boosting profitability despite weaker volumes due to scheduled maintenance shutdowns in Canada. In Brazil, the quarter was marked by a continued competitive environment characterized by a high supply of steel products in some segments. Despite this context, Adjusted EBITDA reached R$741 million, up 5.2% from 2Q26. This result mainly reflected an improved sales mix, with exports accounting for a smaller share of total shipments. While this contributed to higher production costs, it also led to increased realized prices. We achieved shipment growth in the domestic market, particularly in the flat and special steel segments, in addition to price increases in certain product lines. In South America, Adjusted EBITDA totaled R$160 million, down 22.0% from 2Q26. Despite shipment growth at Peru operations, which hit record steel production and shipments in August, the quarter’s results were impacted by lower steel production and higher costs resulting from scheduled maintenance shutdowns, mainly concentrated in Argentina. In addition, the market remained challenging due to weak demand in Argentina and labor disputes in the civil construction sector in Uruguay. We remain committed to enhancing the Company’s competitiveness. In 3Q26, we invested a total of R$955 million in CAPEX, totaling R$3.1 billion in 9M26. As a major operational milestone, ourrecycling facility unit began its operations in Pindamonhangaba. The project expands our metal supply capacity, bolstering our competitiveness and underscoring our commitment to sustainability. Over the next few quarters, we will advance the ramp-up process, while seeking to consolidate our performance and realize the expected benefits. In addition, we are moving into the final phase of integrated testing for the Miguel Burnier sustainable mining platform, which is scheduled to begin operations in 4Q26. We remain disciplined in our capital allocation and shareholder returns. Based on our 3Q26 results, we approved a cash dividend of R$0.34 per share, totaling R$667.0 million, and continued to execute the 2026 Share Buyback Program, investing R$344.1 million to date and reaching 32% of the authorized shares. With 125 years of history, we remain firmly committed to enhancing the Company’s competitiveness, swiftly adapting to market changes, and generating a positive impact in the regions where we operate. We would like to thank our employees, customers, suppliers, partners, shareholders and other stakeholders for their trust and support in building our history and continuously creating value. THE MANAGEMENT

Quarterly Results 3Q26 | Gerdau S.A. 4 PERFORMANCE BY BUSINESS SEGMENT BRAZIL – includes the long, flat, and special steel operations and the iron ore operation located in Brazil, as well as jointly-controlled and associated companies located in Brazil; NORTH AMERICA – includes the long and special steel operations in Canada and United States, as well as jointly controlled companies in Canada and Mexico; SOUTH AMERICA – includes the operations in Argentina, Peru and Uruguay. Valuation Guide ADJUSTED EBITDA3F0F0F 1 (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%) BRAZIL NORTH AMERICA SOUTH AMERICA 1 Non-accounting measurement calculated by the Company. The Company states Adjusted EBITDA to provide additional information on cash generated in the period. The percentage of Adjusted EBITDA from business segments is calculated considering the total Adjusted EBITDA of the three business segments. Annual Report

BRAZIL

PRODUCTION & SHIPMENTS

BRAZIL	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Volumes (1,000 tonnes)								
Production of crude steel	**1,471**	**1,560**	**-5.7%**	**1,641**	**-10.4%**	**4,500**	**4,505**	**-0.1%**
Shipments of steel	**1,351**	**1,352**	**-0.1%**	**1,582**	**-14.6%**	**4,027**	**4,370**	**-7.8%**
Domestic market	1,179	1,113	5.9%	1,252	-5.8%	3,328	3,494	-4.8%
Exports	172	239	-28.0%	330	-47.9%	699	876	-20.2%
Shipments of long steel	**886**	**961**	**-7.8%**	**1,117**	**-20.7%**	**2,794**	**3,029**	**-7.8%**
Domestic market	759	739	2.7%	862	-12.0%	2,202	2,465	-10.7%
Exports	127	222	-42.9%	255	-50.2%	592	564	4.9%
Shipments of flat steel	**465**	**391**	**18.9%**	**465**	**-0.1%**	**1,233**	**1,341**	**-8.0%**
Domestic market	420	374	12.1%	390	7.7%	1,126	1,029	9.4%
Exports	45	16	181.3%	75	-40.1%	107	312	-65.6%

- In 3Q26, crude steel production was 5.7% and 10.4% lower than in 2Q26 and 3Q25, respectively, mainly reflecting scheduled shutdowns at the Ouro Branco unit, partially offset by higher production volumes of special steels. The segment's capacity utilization rate was 77% versus 79% in 2Q26 and 85% in 3Q25. During the period, installed crude steel capacity declined from 7.9 million to 7.7 million tonnes per year due to the melt shop area shutdown at the Açonorte unit in Recife (PE);
- According to Brazil Steel Institute data, apparent steel consumption in Brazil grew 6.3% versus 2Q26, mainly driven by flat steel (+9.2%). Nevertheless, in 9M26, apparent consumption was 4.6% lower year-over-year, due to weaker demand throughout the year. In 3Q26, total imports rose 19.8% versus 2Q26, fueled especially by flat steel, whose imports increased 33.8% quarter-over-quarter, contributing to a more competitive environment in the domestic market;
- During the quarter, steel demand remained subdued, mainly due to the impact of high interest rates on industrial activity and the increased caution of customers amid political and economic uncertainties. In civil construction, activity in the sector continues to be sustained by residential construction for lower-income segments;
- In the automotive industry, signs of upturn were observed throughout 3Q26, boosted by light vehicle production. According to data from the National Association of Motor Vehicle Manufacturers (ANFAVEA), light vehicle production grew by nearly 10% in 9M26 compared to the same period in 2025, while heavy vehicle production declined by approximately 7%. Despite this improvement, the high share of imported vehicles continues to hinder a consistent recovery in domestic production. In September 2026, imported vehicles accounted for 20.3% of total new vehicle registrations, which is 2.9 p.p. higher than in the same month of the previous year;
- In 3Q26 total shipments remained in line with 2Q26, as the 5.9% domestic shipments growth, mostly of flat steel, offset the decline in exports. Year-over-year, total shipments were 14.6% lower, with declines in both domestic shipments and exports. Nevertheless, the share of exports in total shipments fell from 21% in 3Q25 to 13% in 3Q26, in line with the restructuring of operations in Brazil and the efforts to increase the share of shipments to the domestic market;



Quarterly Results 3Q26 | **Gerdau S.A.** 5

OPERATING RESULT

BRAZIL	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Results (R$ million)								
Net sales[1]	**6,948**	**6,686**	**3.9%**	**7,697**	**-9.7%**	**19,905**	**22,507**	**-11.6%**
Domestic market	6,260	5,816	7.6%	6,532	-4.2%	17,346	19,054	-9.0%
Exports	688	870	-20.9%	1,164	-40.9%	2,559	3,453	-25.9%
Cost of goods sold	(6,508)	(6,356)	2.4%	(7,294)	-10.8%	(18,918)	(20,787)	-9.0%
Gross profit	**440**	**329**	**33.7%**	**403**	**9.2%**	**987**	**1,720**	**-42.6%**
Gross margin (%)	***6.3%***	***4.9%***	***1.4 p.p***	***5.2%***	***1.1 p.p***	***5.0%***	***7.6%***	***-2.7 p.p***
Selling, general and administrative expenses	(245)	(221)	10.9%	(245)	-	(689)	(726)	-5.1%
Other operating income (expenses)	(86)	(25)	247%	(26)	236%	(127)	(33)	286%
Depreciation and amortization	582	574	1.4%	556	4.5%	1,705	1,592	7.2%
Proportional EBITDA of associated companies and jointly controlled entities	51	48	6.2%	75	-32.0%	147	183	-19.7%
Adjusted EBITDA[2]	**741**	**705**	**5.2%**	**763**	**-2.8%**	**2,024**	**2,736**	**-26.0%**
Adjusted EBITDA Margin[2] (%)	***10.7%***	***10.5%***	***0.1 p.p***	***9.9%***	***0.8 p.p***	***10.2%***	***12.2%***	***-2.0 p.p***

1- Includes iron ore and co-products sales.
2- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 3Q26, Net sales went up 3.9% versus 2Q26, reflecting a higher share of shipments to the domestic market and a slight improvement in domestic prices for some product lines. Year-over-year, Net sales declined by 9.7% as the 5.7% Net sales per tonne growth was insufficient to offset weaker shipment volumes during the period.
- The Cost of goods sold came 2.4% higher than in 2Q26, explained by increased shipments of higher value-added products in the domestic market and rising costs associated with scheduled shutdowns during the period (in addition to higher prices for certain inputs, such as coal, diesel, and imported materials). Year-over-year, the Cost of goods sold went down 10.8%, in line with the decline in shipment volumes, although the cost per tonne increased by 4.5% due to inflationary pressure on the operation's main inputs;
- As a result, Adjusted EBITDA was 5.2% higher than in 2Q26, with an Adjusted EBITDA margin of 10.7%. Adjusted EBITDA totaled R$2.0 billion in 9M26, mainly impacted by the competitive environment observed throughout the year and by weaker shipment volume compared to the same period in 2025.


GERDAU
O futuro se molda
GERDAU
O futuro se molda

Quarterly Results 3Q26 | **Gerdau S.A.** 6

NORTH AMERICA

PRODUCTION & SHIPMENTS

NORTH AMERICA	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Volumes (1,000 tonnes)								
Production of crude steel	**1,423**	**1,493**	**-4.7%**	**1,353**	**5.2%**	**4,428**	**4,233**	**4.6%**
Shipments of steel	**1,313**	**1,347**	**-2.5%**	**1,293**	**1.5%**	**3,936**	**3,778**	**4.2%**
Bars	566	569	-0.6%	554	2.2%	1,681	1,610	4.4%
Shapes	683	697	-2.0%	663	3.0%	2,049	1,973	3.9%
Downstream	63	80	-20.9%	76	-16.8%	206	195	5.3%

- In 3Q26, crude steel production came 4.7% lower than in 2Q26, reflecting scheduled shutdowns carried out throughout the quarter, including the shutdown at the Midlothian (TX) unit, related to the investment to expand production capacity. Year-over-year, production went up 5.2%, reflecting a more favorable market scenario for local steel producers. The capacity utilization rate was 83% in 3Q26 versus 87% in 2Q26 and 79% in 3Q25, with the special steel units standing out, as their utilization increased by 6 p.p. compared to the previous quarter;
- Demand remained resilient in 3Q26, driven by the nonresidential construction, data center, and renewable energy segments. Order backlog closed the quarter at over 100 days, nearly 50% above historical averages. In the special steel segment, shipment volumes remained stable versus the previous quarter, which had recorded the highest shipment level since 2019, benefiting from a decline in imports and a gradual upturn in industrial activity;
- Steel shipments went down 2.5% versus 2Q26 and grew 1.5% over 3Q25. The quarterly decline mainly reflected the strong comparison base from the previous quarter, which had recorded its highest quarterly shipment volume since the Company adopted its current industrial structure. By product category, downstream shipments slowed down approximately 21% quarter-over-quarter, mainly impacted by lower shipments to the solar energy sector following an exceptionally strong second quarter, in line with market seasonality and the demand that had been brought forward in the previous period.

OPERATING RESULT

NORTH AMERICA	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Results (R$ million)								
Net sales	**10,512**	**10,126**	**3.8%**	**9,185**	**14.4%**	**29,988**	**27,092**	**10.7%**
Cost of goods sold	(7,766)	(7,798)	-0.4%	(7,643)	1.6%	(22,993)	(23,160)	-0.7%
Gross profit	**2,747**	**2,328**	**18.0%**	**1,542**	**78.1%**	**6,995**	**3,932**	**77.9%**
Gross margin (%)	***26.1%***	***23.0%***	***3.1 p.p***	***16.8%***	***9.3 p.p***	***23.3%***	***14.5%***	***8.8 p.p***
Selling, general and administrative expenses	(195)	(181)	7.4%	(186)	4.8%	(564)	(603)	-6.5%
Other operating income (expenses)	(64)	15	-	(3)	2,033%	(38)	28	-
Depreciation and amortization	281	273	2.9%	313	-10.2%	835	940	-11.2%
Proportional EBITDA of associated companies and jointly controlled entities	143	166	-13.9%	155	-7.7%	536	356	50.6%
Adjusted EBITDA[1]	**2,912**	**2,600**	**12.0%**	**1,820**	**60.0%**	**7,764**	**4,653**	**66.9%**
Adjusted EBITDA Margin[1] (%)	***27.7%***	***25.7%***	***2.0 p.p***	***19.8%***	***7.9 p.p***	***25.9%***	***17.2%***	***8.7 p.p***

1- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 3Q26, Net sales was 3.8% higher than in 2Q26, fueled by price adjustments implemented over the past few months for its main product lines, which more than offset the decline in shipment volumes. Net sales per tonne, in U.S. dollars, grew 4.7% in the quarter, accounting for an increase of approximately US$70 per tonne in realized prices. Year-over-year, Net sales was 14.4% higher, reflecting the improved pricing environment, partially offset by the U.S. dollar depreciation (-5.7%);
- Cost of sales per tonne was 0.4% lower than in 2Q26, despite higher costs associated with scheduled maintenance shutdowns and the U.S. dollar appreciation dollar against the Brazilian real (+1.7%). This performance reflected stable scrap prices and operational discipline in common and special long steel products throughout the period. Year-over-year, the Cost of goods sold went up 1.6%, with a 6.2% higher cost per tonne in U.S. dollars, mainly due to rising metal costs and higher value-added product mix. Even so,

Quarterly Results 3Q26 | **Gerdau S.A.** 7

increased costs remained significantly lower than the Net sales growth per tonne, contributing to improved profitability in the quarter;

- As a result, Adjusted EBITDA went up 12.0% and 60.0% from 2Q26 and 3Q25, respectively, with an Adjusted EBITDA margin of 27.7%, the highest level in the last four years. In 9M26, Adjusted EBITDA came R$3.1 billion higher than in 9M25, fueled by a combination of higher prices, robust operational efficiency, and the contribution of pro-rata EBITDA from jointly controlled entities.

SOUTH AMERICA

PRODUCTION & SHIPMENTS

SOUTH AMERICA	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Volumes (1,000 tonnes)								
Production of crude steel	123	175	-29.4%	164	-24.8%	465	456	1.9%
Shipments of steel[1]	309	282	9.7%	289	7.1%	897	814	10.2%

1 - Includes resale of products imported from the Brazil Segment.

- In 3Q26, crude steel production was 29.4% and 24.8% lower than in 2Q26 and 3Q25, respectively, mainly reflecting lower production in Argentina, which was impacted by scheduled maintenance shutdowns carried out during the quarter and weaker demand. As a result, the segment's capacity utilization rate fell to 54%, versus 77% in 2Q26 and 72% in 3Q25;
- Steel shipments came 9.7% and 7.1% higher than in 2Q26 and 3Q25, respectively, fueled by the civil construction sector in Peru. Our operations in the country posted solid performance throughout the quarter, highlighted by record shipments in August. This performance offset weaker shipment volumes in Argentina and Uruguay, markets that are still impacted by a heightened competitive environment and still-weak demand in certain segments of the civil construction sector.

OPERATING RESULT

SOUTH AMERICA	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Results (R$ million)								
Net sales	**1,440**	**1,279**	**12.6%**	**1,376**	**4.7%**	**4,115**	**4,073**	**1.0%**
Cost of goods sold	(1,304)	(1,108)	17.7%	(1,180)	10.5%	(3,653)	(3,605)	1.3%
Gross profit	**136**	**171**	**-20.6%**	**196**	**-30.7%**	**462**	**468**	**-1.3%**
Gross margin (%)	***9.4%***	***13.4%***	***-3.9 p.p***	***14.2%***	***-4.8 p.p***	***11.2%***	***11.5%***	***-0.3 p.p***
Selling, general and administrative expenses	(45)	(43)	4.7%	(37)	21.3%	(130)	(124)	4.5%
Other operating income (expenses)	(7)	2	-	7	-	(2)	12	-
Depreciation and amortization	76	75	1.3%	69	10.1%	221	217	1.8%
Adjusted EBITDA [1]	**160**	**205**	**-22.0%**	**234**	**-31.8%**	**550**	**572**	**-3.8%**
Adjusted EBITDA Margin[1] (%)	***11.1%***	***16.0%***	***-4.9 p.p***	***17.0%***	***-5.9 p.p***	***13.4%***	***14.0%***	***-0.7 p.p***

1- Non-accounting measurement reconciled with information stated in the Note 22 to the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.

- In 3Q26, Net sales went up 12.6% from 2Q26, mainly reflecting shipment volumes growth in Peru, as well as the U.S. dollar appreciation against the Brazilian real (+1.7%). Year-over-year, Net sales was 4.7% higher, as shipment volumes growth and a recovery in prices offset the effect of the U.S. dollar depreciation against the Brazilian real (-5.7%);
- Cost of goods sold came 17.7% and 10.5% higher than in 2Q26 and 3Q25, respectively. In addition to higher sales volumes, cost performance was impacted by lower steel production due to scheduled maintenance shutdowns during the quarter, as well as lower dilution of fixed costs;
- As a result, Adjusted EBITDA came 22.0% and 31.8% lower than in 2Q26 and 3Q25, respectively, with an Adjusted EBITDA margin of 11.1%. In 9M26, despite shipment growth, the foreign exchange effect (-10.5%) offset the operating gains for the period.

Quarterly Results 3Q26 | **Gerdau S.A.** 8

CONSOLIDATED RESULTS

The consolidated results for 3Q26 reflected continued profitability expansion, driven by strong operating performance in North America, which continued to benefit from a favorable environment in terms of demand and prices. In Brazil, profitability improved gradually, even amid a more competitive market environment.

In 3Q26, Brazil and North America accounted for similar shares of steel shipments across the segments, at 45.4% and 44.2%, respectively. Despite the similarity in shipment volumes, our North America operations accounted for 55.6% of consolidated Net sales and 76.4% of consolidated Adjusted EBITDA, highlighting its greater contribution to the Company's value creation during the period.

PRODUCTION & SHIPMENTS

CONSOLIDATED	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Volumes (1,000 tonnes)								
Crude steel production	3,017	3,228	-6.5%	3,157	-4.4%	9,393	9,194	2.2%
Shipments of steel	2,914	2,908	0.2%	3,087	-5.6%	8,633	8,769	-1.5%

In 3Q26, crude steel production was 6.5% and 4.4% lower than in 2Q26 and 3Q25, respectively, mainly reflecting scheduled maintenance shutdowns carried out at various Company operations throughout the quarter. As a result, the consolidated production capacity utilization rate reached 78% in 3Q26, down 4 p.p. from 2Q26 and 3 p.p. lower than in 3Q25.

Despite lower production, steel shipments totaled 2.9 million tonnes in 3Q26, remaining stable versus 2Q26. This result was sustained by resilient demand in the key markets where we operate, particularly in North America, Brazil, and Peru operations. Year-over-year, steel shipments were down 5.6%, mainly reflecting lower activity in Brazil.

STEEL SHIPMENTS (1,000 TONNES) BY SEGMENT (%)


BRAZIL
3Q26
45.4%
NORTH AMERICA
3Q26
44.2%
SOUTH AMERICA
3Q26
10.4%
1,582
1,352
1,351
1,293
1,347
1,313
289
282
309
3Q25
2Q26
3Q26
3Q25
2Q26
3Q26
3Q25
2Q26
3Q26

Quarterly Results 3Q26 | **Gerdau S.A.** 9

GROSS PROFIT

CONSOLIDATED	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Results (R$ million)								
Net sales	18,691	17,871	4.6%	17,983	3.9%	53,277	52,884	0.7%
Cost of goods sold	(15,340)	(15,041)	2.0%	(15,841)	-3.2%	(44,803)	(46,765)	-4.2%
Gross profit	**3,351**	**2,829**	**18.4%**	**2,142**	**56.4%**	**8,474**	**6,119**	**38.5%**
Gross margin	*17.9%*	*15.8%*	*2.1 p.p*	*11.9%*	*6.0 p.p*	*15.9%*	*11.6%*	*4.3 p.p*

Net sales totaled R$18.7 billion in 3Q26, 4.6% higher than in 2Q26, mainly fueled by realized prices in North America, the increased share of higher value-added products in the consolidated product mix, and the U.S. dollar appreciation against the Brazilian real. Year-over-year, Net sales came 3.9% higher, reflecting price increases in North America, which more than offset the decline in shipment volumes in Brazil, as well as the impact of the U.S. dollar depreciation against the Brazilian real (-5.7%).

Cost of goods sold came 2.0% higher than in 2Q26, driven by the U.S. dollar appreciation against the Brazilian real and by higher costs associated with scheduled shutdowns carried out at various Company operations. Year-over-year, Cost of goods sold went down 3.2%, reflecting weaker volumes and the U.S. dollar depreciation against the Brazilian real, partially offset by costs associated with scheduled shutdowns during the period. On a comparable basis, excluding foreign exchange effects and, most notably, the impacts of industrial units shutdowns in 3Q26, the consolidated cost per tonne remained stable versus 2Q26 and 3Q25, highlighting the operational discipline and efficiency gains achieved over the period.

As a result, Gross profit totaled R$3.4 billion in 3Q26, 18.4% and 56.4% higher than in 2Q26 and 3Q25, respectively. In 9M26, Gross profit was 38.5% higher than in the same period of 2025, mainly reflecting the robust profitability of North America operations and the operational discipline sustained throughout the period, as explained earlier.

NET SALES (R$ MILLION) SHARE BY SEGMENT (%)


BRAZIL
3Q26
36.8%
NORTH AMERICA
3Q26
55.6%
SOUTH AMERICA
3Q26
7.6%
7,697
6,686
6,948
3Q25
2Q26
3Q26
9,185
10,126
10,512
3Q25
2Q26
3Q26
1,376
1,279
1,440
3Q25
2Q26
3Q26

Quarterly Results 3Q26 | **Gerdau S.A.** 10

SELLING, GENERAL & ADMINISTRATIVE EXPENSES

CONSOLIDATED	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Results (R$ million)								
SG&A	**(533)**	**(517)**	**3.0%**	**(512)**	**4.0%**	**(1,572)**	**(1,612)**	**-2.5%**
Selling expenses	(200)	(189)	5.5%	(196)	1.8%	(574)	(595)	-3.5%
General and admininstrative expenses	(333)	(328)	1.5%	(316)	5.3%	(997)	(1,017)	-1.9%
% SG&A/Net Sales	***2.8%***	***2.9%***	***-0.1p.p***	***2.8%***	-	***3.0%***	***3.0%***	-

Selling, general & administrative expenses (SG&GA) totaled R$533 million in 3Q26, 3.0% and 4.0% higher than in 2Q26 and 3Q25, respectively. Despite the nominal increase, expenses rose at a slower pace than consolidated Net sales, reflecting continued discipline in expense management. As a percentage of Net sales, SG&A ended the quarter at 2.8%, slightly lower than in 2Q26 and in line with 3Q25.

ADJUSTED EBITDA AND ADJUSTED EBITDA MARGIN

BREAKDOWN OF CONSOLIDATED EBITDA - (R$ million)	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Net income	1,563	1,466	6.6%	1,090	43.4%	4,043	2,712	49.0%
Net financial result	431	308	39.9%	223	93.1%	1,059	866	22.3%
Provision for income and social contribution taxes	722	559	29.1%	346	108.6%	1,781	952	87.1%
Depreciation and amortization	938	921	1.8%	938	-	2,761	2,748	0.5%
EBITDA - CVM Instruction[1]	**3,654**	**3,254**	**12.3%**	**2,597**	**40.7%**	**9,644**	**7,278**	**32.5%**
Equity in earnings of unconsolidated companies	(30)	(55)	-46.3%	(89)	-66.7%	(167)	(124)	33.8%
Proportional EBITDA of associated companies and jointly controlled entities (a)	194	214	-9.5%	229	-15.6%	684	540	26.7%
Losses due to non-recoverability of financial assets	13	17	-23.6%	-	-	58	7	781.3%
Non-recurring items	**(60)**	-	-	-	-	**(60)**	-	-
Credit recovery/provisions	(60)	-	-	-	-	(60)	-	-
Adjusted EBITDA[2]	**3,771**	**3,430**	**9.9%**	**2,737**	**37.8%**	**10,159**	**7,700**	**31.9%**
Adjusted EBITDA margin	*20.2%*	*19.2%*	*1.0 p.p*	*15.2%*	*5.0 p.p*	*19.1%*	*14.6%*	*4.5 p.p*

CONCILIATION OF CONSOLIDATED EBITDA - (R$ million)	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
EBITDA - CVM Instruction[1]	3,654	3,254	12.3%	2,597	40.7%	9,644	7,278	32.5%
Depreciation and amortization	(938)	(921)	1.8%	(938)	0.0%	(2,761)	(2,748)	0.5%
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES	**2,716**	**2,332**	**16.5%**	**1,659**	**63.7%**	**6,882**	**4,530**	**51.9%**

1 - Non-accounting measurement calculated in accordance with CVM Resolution No. 156 of June 23, 2022.
2 - Non-accounting measurement reconciled with information stated in the Company's Financial Statements, as set forth by CVM Resolution No. 156 of June 23, 2022.
(a) Amounts composed of the lines "Proportional operating income before financial result and taxes of associated companies and jointly controlled entities" and "Proportional depreciation and amortization of associated companies and jointly controlled entities" in Note 22 to the Company's Financial Statements.

Gerdau ended 3Q26 with an Adjusted EBITDA of R$3.8 billion and an Adjusted EBITDA Margin of 20.2%. Quarter-over-quarter, Adjusted EBITDA went up 9.9%, mainly reflecting the price adjustments implemented throughout the year, which contributed approximately R$559 million to the quarter's results. This positive effect was partially offset by higher operating costs. From the region perspective, North America remained the main driver of consolidated EBITDA growth, contributing R$312 million, while Brazil added R$36 million and South America posted a decrease of R$45 million.

Adjusted EBITDA increased by R$1.0 billion year-over-year. The main driver of growth was improved realized prices, which contributed approximately R$2.3 billion to the period's results and more than offset higher operating costs, weaker shipment volumes, and foreign exchange effects observed over the last 12 months. North America accounted for all of the year-over-year growth consolidated EBITDA, reflecting the region's solid operational profitability.

Quarterly Results 3Q26 | **Gerdau S.A.** 11

QUARTERLY CHANGE IN ADJUSTED EBITDA (R$ MILLION)


3,430
9
559
52
(279)
3,771
Adjusted EBITDA 2Q26
Volume
Price
Cost of goods sold and SG&A
Exchange variation and Others
Adjusted EBITDA 3Q26

ADJUSTED EBITDA (R$ MILLION) AND ADJUSTED EBITDA MARGIN (%)


15.2%
14.0%
17.7%
19.2%
20.2%
2,737
2,374
2,958
3,430
3,771
3Q25
4Q25
1Q26
2Q26
3Q26
Adjusted EBITDA (R$ million)
Adjusted EBITDA Margin (%)

FINANCIAL RESULT

CONSOLIDATED (R$ million)	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Financial result	**(431)**	**(308)**	**39.9%**	**(223)**	**93.1%**	**(1,059)**	**(866)**	**22.3%**
Financial income	122	112	8.4%	192	-36.6%	360	487	-26.0%
Financial expenses	(477)	(453)	5.3%	(536)	-11.1%	(1,372)	(1,430)	-4.1%
Exchange variation	(34)	86	-	178	-	133	342	-61.0%
Inflation adjustments in Argentina	(36)	(55)	-34.5%	(27)	34.3%	(158)	(156)	1.1%
Financial expenses from Bonds buybacks	-	-	-	-	-	-	(40)	-
Gains on financial instruments, net	(6)	2	-	(29)	-80.1%	(23)	(68)	-66.4%

The Financial result was negative R$431 million, up 39.9% and 93.1% from 2Q26 and 3Q25, respectively, mainly due to foreign exchange effects in the comparable periods.

Quarterly Results 3Q26 | **Gerdau S.A.** 12

ADJUSTED NET INCOME

CONSOLIDATED (R$ million)	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Operating Income before Financial Result and Taxes[1]	**2,716**	**2,332**	**16.5%**	**1,659**	**63.7%**	**6,882**	**4,530**	**51.9%**
Financial result	(431)	(308)	39.9%	(223)	93.1%	(1,059)	(866)	22.3%
Income before taxes[1]	2,285	2,024	12.9%	1,436	59.2%	5,823	3,664	58.9%
Income and social contribution taxes	(722)	(559)	29.1%	(346)	108.6%	(1,781)	(952)	87.1%
Net income[1]	**1,563**	**1,466**	**6.6%**	**1,090**	**43.4%**	**4,043**	**2,712**	**49.1%**
Non-recurring items	**(40)**	**-**	**-**	**-**	**-**	**(40)**	**-**	**-**
Credit recovery/provisions	(60)	-	-	-	-	(60)	-	-
Income tax and social contribution - nonrecurring items	21	-	-	-	-	21	-	-
Adjusted net income[2]	**1,523**	**1,466**	**3.9%**	**1,090**	**39.7%**	**4,003**	**2,712**	**47.6%**
Earnings per share (R$)[3]	**0.79**	**0.74**	**6.7%**	**0.54**	**45.2%**	**2.04**	**1.33**	**53.2%**

1- Accounting measurement disclosed in the Company's Income Statement.
2 - Non-accounting measurement calculated by the Company to state the Net income adjusted for non-recurring items that influenced results, if applicable.
3 - Measurement calculated based on Net income of Gerdau S.A.

Adjusted Net income totaled R$1.5 billion, up 3.9% and 39.7% from 2Q26 and 3Q25, respectively. Both variations are explained by the dynamics of the Company's operating and financial results, as detailed in the explanations of Adjusted EBITDA and Financial result.

ADJUSTED NET INCOME (R$ MILLION) AND ADJUSTED NET MARGIN (%)


6.1%
3.9%
6.1%
8.2%
8.1%
1,090
670
1,013
1,466
1,523
3Q25
4Q25
1Q26
2Q26
3Q26
Adjusted Net Income (R$ million)
Adjusted Net Income Margin (%)

Quarterly Results 3Q26 | **Gerdau S.A.** 13

CAPITAL STRUCTURE AND INDEBTEDNESS

DEBT BREAKDOWN (R$ million)	3Q26	2Q26	Δ	3Q25	Δ
Short term	555	630	-11.9%	3,315	-83.3%
Long term	13,174	12,928	1.9%	15,329	-14.1%
Gross debt	**13,729**	**13,558**	**1.3%**	**18,644**	**-26.4%**
Gross debt / Total capitalization[1]	20.1%	20.2%	-	25.6%	-5.5 p.p
Cash, cash equivalents and short-term investments	6,043	5,440	11.1%	9,874	-38.8%
Net debt	**7,686**	**8,118**	**-5.3%**	**8,770**	**-12.4%**
Net debt [2] (R$) / Adjusted EBITDA [3] (R$)	**0.58x**	**0.69x**	**-0.11x**	**0.81x**	**-0.23x**

1- Total capitalization = Shareholders' equity + Gross debt – Interest on debt.
2-Net debt = Gross debt – Interest on debt – Cash, cash equivalents, and financial investments.
3-Adjusted EBITDA in the last 12 months.

On September 30, 2026, Gross debt totaled R$13.7 billion, 1.3% higher than in 2Q26 due to the U.S. dollar appreciation against the Brazilian real during the period and bank loans raised with first-tier institutions totaling approximately R$276 million.

In terms of cash position, we ended the quarter with R$6.0 billion in available cash, resulting in a Net debt of R$7.7 billion for the period and a Net debt/EBITDA ratio of 0.58x, a lower level versus 2Q26 and 3Q25, mainly reflecting the Adjusted EBITDA growth over the last 12 months and the Net debt decline.

At quarter-end, the Gross debt exposure by currency was nearly 53% denominated in U.S. dollars, 46% in Brazilian reais and 1% in other currencies. In relation to the average payment term, we ended at 7.5 years, and the weighted average nominal cost was 6.13% per annum for U.S. dollar-denominated debts and CDI –0.21% for Brazilian reais-denominated debts.

It is worth noting that, in 3Q26, the Company's Global Revolving Credit Facility (RCF) was renewed for a 5-year term, replacing funds available from US$875 million to US$1.125 billion, an approximate increase of 29%, thereby reinforcing the Company's liquidity position. On September 30, 2026, the Company's RCF totaling US$1.125 billion (equivalent to R$5.8 billion), was fully available.

TYPE OF FINANCING


6%
8%
86%
Capital market
Bank Loans
Others

DEBT BY CURRENCY


1%
46%
53%
USD
BRL
Others

CASH BY CURRENCY


3%
21%
76%

DEBT (R$ BILLION) & LEVERAGE RATIO


0.81x
0.76x
0.74x
0.69x
0.58x
18.6
9.9
8.8
14.2
6.4
7.8
13.8
5.6
8.2
13.6
5.4
8.1
13.7
6.0
7.7
3Q25
4Q25
1Q26
2Q26
3Q26
Net debt
Cash
Gross debt
Net debt/Adjusted EBITDA

LIQUIDITY POSITION AND DEBT AMORTIZATION (R$ BILLION)


RCF increased by 29%
11.8
1.3
4.5
6.0
0.9
0.9
0.1
1.5
0.1
1.5
0.3
1.4
0.3
3.4
0.3
2.8
Liquidity
2027
2028
2029
2032
2035
2036 & After
Cash & Equiv.
RCF¹
Bonds
Debentures
Bank loans

[1] Global Revolving Credit Facility

The Net debt/Adjusted EBITDA ratio ended the quarter at 0.58x, a healthy leverage level, comfortably within the Company's leverage policy, reiterating the Company's capacity to execute its investments commitments necessary for its business' developments.

Quarterly Results 3Q26 | **Gerdau S.A.** 14

INVESTMENTS (CAPEX)

CAPEX totaled R$955 million, 5.3% lower than in 2Q26, totaling R$3.1 billion in 9M26, equivalent to 66% of the total planned for the year. Of the amount invested in the quarter, 45% was allocated to Maintenance and 55% to Competitiveness, in line with the Company's strategy to boost efficiency and reduce its operating costs.

In 3Q26, 79% of the CAPEX were allocated to operations in Brazil. The recycling facility unit began its operations in Pindamonhangaba, marking a major milestone in the execution of the Company's key projects for the year. This expansion increases our operational capacity for metals and enhances the competitiveness of our Brazil operations. In addition, we continue to make progress toward completing the integrated testing phase of the Miguel Burnier sustainable mining platform, which is scheduled to begin operations in the fourth quarter of 2026.

In North America, the investment to expand capacity at the Midlothian (TX) unit continues to evolve on schedule. In 3Q26, we began the scheduled shutdown of the melt shop area to carry out the final phase of the project. The planned start-up is scheduled for late 2026. The project will add approximately 150 thousand tonnes of crude steel capacity per year to our largest North American asset, while also improving productivity and operational efficiency. The unit will continue to undergo scheduled shutdowns during 4Q26; however, the Company does not expect any material impact on shipment volumes, supported by the use of semi-finished product inventories built up over recent quarters.

TOTAL CAPEX (R$ MILLION)


3Q25
1,290
349
31
1,670
2Q26
803
175
30
1,008
3Q26
698
227
30
955
Brazil
North America
South America


CAPEX
3Q26
45%
55%
Competitiveness
Maintenance

WORKING CAPITAL & CASH CONVERSION CYCLE

Working capital ended 3Q26 totaling R$16.2 billion, 1.5% and 11.2% higher than in 2Q26 and 4Q25, respectively. These changes mainly reflect increased Accounts receivable, in line with the Company's sales and Inventories growth, in preparation for the scheduled shutdown in Midlothian, North America. These effects were partially offset by increased Accounts payable during the period. As a result, the financial cycle (Working capital divided by Net sales in the quarter) decreased 2 days vs. 2Q26 and increased 1 day vs. 4Q25, ending the quarter at 78 days.

Detailed information on Working capital accounts is presented in Notes 5, 6 and 11 to the Financial Statements.

CASH CONVERSION CYCLE (DAYS) & WORKING CAPITAL (R$ BILLION)


78
77
81
80
78
15.7
14.5
15.1
15.9
16.2
15.3
14.7
15.2
16.1
16.5
5.9
4.8
5.9
6.0
6.2
-5.5
-5.0
-6.0
-6.2
-6.6
3Q25
4Q25
1Q26
2Q26
3Q26
Inventories
Clients
Suppliers
Financial Cycle

Quarterly Results 3Q26 | **Gerdau S.A.** 15

FREE CASH FLOW

CONSOLIDATED (R$ million)	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Adjusted EBITDA	**3,771**	**3,430**	**341**	**2,737**	**1,034**	**10,159**	**7,700**	**2,459**
Working capital[1]	(272)	(933)	661	305	(577)	(2,185)	(748)	(1,437)
Income tax[2]	(548)	(657)	109	(60)	(488)	(1,298)	(835)	(464)
CAPEX[3]	(1,101)	(1,064)	(37)	(1,713)	613	(3,333)	(5,212)	1,879
Interest[4]	(69)	(630)	561	(107)	38	(770)	(721)	(49)
Proportional EBITDA of JVs[5]	(189)	56	(245)	(227)	38	(391)	(511)	120
Intangibles and leasing[6]	(179)	(171)	(8)	(167)	(12)	(499)	(476)	(23)
Others[7]	27	206	(179)	240	(213)	10	(215)	225
Free cash flow	**1,439**	**237**	**1,202**	**1,008**	**431**	**1,692**	**(1,018)**	**2,710**

1- Includes the cash effect of customers, inventories, and suppliers accounts.
2- Includes the cash effect of income tax on the Company's several subsidiaries, as well as the portion accrued in previous periods and due in the current period.
3- Includes the addition in CAPEX investments, adjusted for the cash effect of the change in accounts payable to property, plant, and equipment suppliers related to acquisitions from previous periods, paid in the current period.
4- Includes the payment of interest on loans and financing and interest on lease.
5- Proportional EBITDA of associated companies and joint controlled entities (joint ventures), net of dividends received from these JVs.
6- Disbursements for other intangible assets and lease payments.
7- Other changes include the Other Assets and Liabilities accounts.

Free cash flow was positive R$1.4 billion in 3Q26, R$1.2 billion higher than in 2Q26, primarily driven by Adjusted EBITDA growth, lower working capital consumption (-71%) and reduced interest payments, which were significantly lower than those recorded in the previous quarter. Year-over-year, Free cash flow increased R$431 million, driven by significant growth in Adjusted EBITDA and lower disbursements of CAPEX, partially offset by working capital consumption.

RECONCILIATION OF ADJUSTED EBITDA TO FREE CASH FLOW (R$ MILLION)


3,771
(272)
(548)
(1,101)
(69)
(189)
(179)
27
1,439
Adjusted EBITDA 3Q26
Working Capital
Income tax
CAPEX
Interest
Proportional EBITDA of JV's
Intangibles and leasing
Others
Free cash flow 3Q26

RECONCILIATION OF FREE CASH FLOW WITH THE CASH FLOW STATEMENT

CONSOLIDATED (R$ million)	3Q26	2Q26	Δ	3Q25	Δ	9M26	9M25	Δ
Free cash flow[1]	**1,439**	**237**	**1,202**	**1,008**	**431**	**1,692**	**(1,018)**	**2,710**
(+) Purchases of property, plant and equipment	1,101	1,064	37	1,713	(613)	3,333	5,212	(1,878)
(+) Additions in other intangibles	49	38	11	50	(0)	125	124	1
(+) Leasing payment	130	133	(3)	117	12	374	352	22
(-) Short-term investments	(43)	(94)	50	135	(179)	(140)	(354)	214
(+) Proceeds from maturities and sales of shortterm investments	22	156	(134)	(98)	121	358	524	(166)
Net cash provided by operating activities[2]	**2,697**	**1,535**	**1,162**	**2,925**	**(228)**	**5,741**	**4,840**	**901**

1 - Non-accounting measurement calculated by the Company to state Free cash flow.
2 - Accounting measurement disclosed in the Company's Cash flow statement.

Quarterly Results 3Q26 | **Gerdau S.A.** 16

NET CASH VARIATION (R$ MILLION)

We ended 3Q26 with a cash balance of R$6.0 billion, an increase of R$603 million versus 2Q26, mainly reflecting higher Free cash flow, partially offset by the R$300 million payment for the acquisition of equity interest in Dona Francisca Energética S.A.



5,440
1.439
(127)
(426)
(32)
(292)
40
6,043
2Q26 Cash
3Q26 Free Cash Flow
Financing Variation
Dividends
Share buybacks
M&A
Exchange variation & Other
3Q26 Cash

RETURN TO SHAREHOLDERS

DIVIDENDS

On October 26, 2026, the Board of Directors of Gerdau S.A. approved the cash dividends of R$0.34 per share, equivalent to R$667.0 million. The payment will be made on December 15, 2026, based on shareholders of record on November 10, 2026, with ex-dividend date on November 11, 2026.

The Company maintains its policy of distributing the minimum amount of 30% of parent company Gerdau S.A.'s corporate annual Net income after recording the reserves provided for in its Bylaws.

SHARE BUYBACK PROGRAM

As released in the Material Fact of February 23, 2026, the Board of Directors approved a new share buyback program ("2026 Buyback Program") issued by Gerdau S.A., with an amount of up to 55,000,000 preferred shares to be repurchased, representing approximately 4.4% of outstanding preferred shares (GGBR4) and/or ADRs backed by outstanding preferred shares (GGB) and up to 1,441,120 common shares, representing approximately 10% of outstanding common shares (GGBR3).

As of September 30, 2026, the Company had repurchased 607,400 common shares and 17,234,300 preferred shares under the 2026 Buyback Program, totaling R$342.8 million. In addition, during October1F2, 58,300 common shares were repurchased, equivalent to R$1,3 million. As a result, Gerdau S.A. has reached approximately 32% of the 2026 Buyback Program, nearly 17.9 million shares (including GGBR3 and GGBR4), totaling an investment of R$344.1 million in referred program. Management points out that the current share buyback plan remains in effect.

In addition, on October 26, 2026, the Board of Directors approved the cancellation of 277,600 common shares issued by the Company. After the cancellation of shares, the Company's share capital will consist of 716,698,119 common shares and 1,261,042,330 preferred shares, all with no par value.

Maintaining a consistent shareholder return strategy through the payment of dividends in line with the policy and the solid execution of the share buyback program, the Company distributed R$698.6 million in 3Q26, or a payout of 47.3%.

[2] Considers buybacks made through October 9, 2026.

Quarterly Results 3Q26 | **Gerdau S.A.** 17

Quarterly Results 3Q26 | Gerdau S.A. 18 RETURN TO SHAREHOLDERS 1 – Dividends consider the amounts resolved to be paid on December 15, 2026, and buyback considers operations carried until September 30, 2026. 2 – Measurement calculated considering payout and shares repurchased divided by the parent company’s Net income after recording the reserves provided for in its Bylaws. CAPITAL MARKETS On September 30, 2026, Gerdau S.A. shares were priced at R$24.27/shares (GGBR4), R$20.64/share (GGBR3) and US$4.72/share (GGB). The Company voluntarily complies with the standards of the Level 1 Corporate Governance listing segment of B3 S.A., the Brazilian stock exchange, where its shares are traded, with high standards in information disclosure, transparency, and corporate governance. In the U.S. market, Gerdau S.A. shares have been traded in the New York Stock Exchange since 1999 through the issuance of Level II ADRs, which requires compliance with all the registrations set forth in the Securities Act, of 1933, and information disclosure requirements in the Securities Exchange Act, of 1934. SHARE PERFORMANCE VS. IBOVESPA (BASE 100) Source: Bloomberg

GGBR4 LIQUIDITY


12,455
11,327
146
188
260
253
224
3Q25
4Q25
1Q26
2Q26
3Q26
Average daily financial volume (R$ million)
Average daily number of shares (thousands)

GGB LIQUIDITY


20,242
37
57
81
83
61
3Q25
4Q25
1Q26
2Q26
3Q26
Average daily financial volume (US$ million)
Average daily number of shares (thousands)

Source: Bloomberg

On September 30, 2026, the Company's share capital comprised 716,975,719 common shares and 1,261,042,330 preferred shares, of which 219,300 common shares and 16,061,110 preferred shares were held in treasury. On the same date, Gerdau's S.A.'s market cap[3] totaled approximately R$47.6 billion. In 3Q26, the free float of common and preferred shares accounted for nearly 63.5% of total shares, reaching 1,258,536,885 shares.

FREE FLOAT DISTRIBUTION (GGBR4): B3 + NYSE
REFERENCE DATE 09/30/2026


19%
81%
Local investors
Foreign investors

OWNERSHIP STRUCTURE (GGBR3 + GGBR4)
REFERENCE DATE 09/30/2026


1%
35%
64%
Other shareholders
Treasury
Controlling shareholders

RATINGS

AGENCY	NATIONAL SCALE	GLOBAL SCALE	OUTLOOK	LAST UPDATE
Standard & Poors	brAAA	BBB	Positive	October, 2026
Fitch Ratings	brAAA	BBB	Positive	July, 2026
Moody's	-	Baa2	Stable	March, 2026

The international credit rating agencies Fitch and S&P Global Ratings announced a revision of Gerdau's outlook from stable to positive, while both affirmed the company's credit ratings at 'brAAA' on the national scale and 'BBB' on the global scale. These assessments reflect the resilience of our business, the financial discipline we continue to uphold, and confidence in our ability to continue creating value in the coming years.

⇩ **Credit Rating Agencies Reports**

[3] The market cap considers only outstanding shares, not including shares held in treasury.

Quarterly Results 3Q26 | **Gerdau S.A.** 19

Quarterly Results 3Q26 | Gerdau S.A. 20 APPENDICES ASSETS GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) 09/30/2026 12/31/2025 CURRENT ASSETS Cash and cash equivalents 5,695,892 5,929,170 Short-term investments 347,571 445,627 Trade accounts receivable 6,227,263 4,810,640 Inventories 16,490,132 14,731,081 Tax credits 789,335 1,282,249 Income and social contribution taxes recoverable 276,835 685,811 Dividends receivable 4,875 4,981 Fair value of derivatives 17,128 36,623 Other current assets 796,638 678,899 30,645,669 28,605,081 NON-CURRENT ASSETS Tax credits 1,453,777 1,429,324 Deferred income taxes 2,542,755 2,561,980 Judicial deposits 145,750 150,893 Other non-current assets 336,336 387,708 Prepaid pension cost 9,326 9,328 Investments in associates and joint ventures 3,526,013 3,944,474 Goodwill 11,289,391 11,995,727 Right of use 1,612,352 1,271,462 Other intangibles 1,269,957 691,365 Property, plant and equipment, net 31,114,199 30,640,833 53,299,856 53,083,094 TOTAL ASSETS 83,945,525 81,688,175

Quarterly Results 3Q26 | Gerdau S.A. 21 LIABILITIES GERDAU S.A. CONSOLIDATED BALANCE SHEETS In thousands of Brazilian reais (R$) 09/30/2026 12/31/2025 CURRENT LIABILITIES Trade accounts payable - domestic market 4,454,549 3,641,918 Trade accounts payable - debtor risk 384,289 381,415 Trade accounts payable -imports 1,718,612 986,338 Short-term debt 354,214 897,295 Debentures 200,531 44,609 Taxes payable 429,796 400,293 Income and social contribution taxes payable 147,804 289,862 Payroll and related liabilities 1,033,182 915,508 Leasing payable 510,647 386,472 Employee benefits 586 594 Environmental liabilities 265,960 382,800 Fair value of derivatives 16,147 3,306 Other current liabilities 1,057,602 1,557,010 10,573,919 9,887,420 NON-CURRENT LIABILITIES Long-term debt 8,809,959 8,877,457 Debentures 4,364,522 4,362,790 Deferred income taxes 410,401 353,828 Provision for tax, civil and labor liabilities 2,413,087 2,292,412 Environmental liabilities 327,750 237,865 Employee benefits 357,976 404,085 Leasing payable 1,240,544 1,002,689 Other non-current liabilities 599,123 471,140 18,523,362 18,002,266 EQUITY Capital 24,273,225 24,273,225 Capital reserves 11,597 11,597 Treasury stocks (407,333) (520,067) Profit reserves 22,449,653 23,054,501 Retained earnings 3,204,533 - Asset valuation 5,123,345 6,766,137 EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT 54,655,020 53,585,393 NON-CONTROLLING INTERESTS 193,224 213,096 EQUITY 54,848,244 53,798,489 TOTAL LIABILITIES AND EQUITY 83,945,525 81,688,175

INCOME STATEMENT

GERDAU S.A.
CONSOLIDATED STATEMENTS OF INCOME
In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period	
	09/30/2026	**09/30/2025**	**09/30/2026**	**09/30/2025**
NET SALES	**18,690,518**	**17,983,143**	**53,276,811**	**52,884,229**
Cost of sales	(15,339,568)	(15,841,051)	(44,802,806)	(46,765,037)
GROSS PROFIT	**3,350,950**	**2,142,092**	**8,474,005**	**6,119,192**
Selling expenses	(199,595)	(196,012)	(574,353)	(595,331)
General and administrative expenses	(333,059)	(316,376)	(997,430)	(1,016,839)
Other operating income	283,501	36,748	371,013	138,469
Other operating expenses	(402,704)	(96,497)	(498,790)	(233,427)
Impairment of financial assets	(12,981)	50	(58,712)	(6,529)
Equity in earnings of unconsolidated companies	29,528	88,744	166,223	124,457
INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	**2,715,640**	**1,658,749**	**6,881,956**	**4,529,992**
Financial income	121,807	191,628	360,021	486,476
Financial expenses	(476,747)	(536,289)	(1,372,243)	(1,429,577)
Buyback of bonds	-	-	-	(39,646)
Exchange variations, net	(70,018)	150,616	(23,851)	184,931
Losses on financial instruments, net	(5,701)	(28,740)	(22,822)	(67,596)
INCOME BEFORE TAXES	**2,284,981**	**1,435,964**	**5,823,061**	**3,664,580**
Current	(664,936)	(153,729)	(1,688,933)	(776,922)
Deferred	(56,948)	(192,355)	(91,630)	(175,477)
Income and social contribution taxes	(721,884)	(346,084)	(1,780,563)	(952,399)

NET INCOME	**1,563,097**	**1,089,880**	**4,042,498**	**2,712,181**
Credit/recovery provisions	(60,412)	-	(60,412)	-
Income tax of extraordinary items	20,540	-	20,540	-
(=) Total of extraordinary items	(39,872)	-	(39,872)	-
ADJUSTED NET INCOME[1]	**1,523,225**	**1,089,880**	**4,002,626**	**2,712,181**

1 - Adjusted Net income is a non-accounting measurement prepared by the Company, reconciled with its financial statements, and consists of Net income for the period adjusted for non-recurring events that impacted results.

Quarterly Results 3Q26 | **Gerdau S.A.** 22

CASH FLOW

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOW

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the nine-month period ended	
	09/30/2026	09/30/2025	09/30/2026	09/30/2025
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income for the period	1,563,097	1,089,880	4,042,498	2,712,181
Adjustments to reconcile net income for the period to net cash provided by operating activities:				
Depreciation and amortization	937,901	937,554	2,761,070	2,747,933
Equity in earnings of unconsolidated companies	(29,528)	(88,744)	(166,223)	(124,457)
Exchange variation, net	70,018	(150,616)	23,851	(184,931)
Losses on derivative financial instruments, net	5,701	28,740	22,822	67,596
Post-employment benefits	64,401	71,568	203,076	217,330
Long-term incentive plans	34,062	37,878	109,085	120,110
Income tax	721,884	346,084	1,780,563	952,399
Losses (Gains) on disposal of property, plant and equipment	13,412	(5,270)	27,330	14,990
Gain on remeasurement of previously held equity interest	(243,754)	-	(243,754)	-
Losses (Gains) from impairment of financial assets	12,981	(50)	58,712	6,529
Provision of tax, civil, labor and environmental liabilities, net	29,328	29,126	120,627	1,756
Interest income on short-term investments	(27,310)	(46,331)	(104,274)	(119,024)
Interest expense on debt and debentures	288,669	358,369	840,040	931,744
Interest expense on lease liabilities	42,962	31,677	114,330	98,068
Provision (Reversal) for net realizable value adjustment on inventories, net	4,447	9,562	(29,208)	2,108
	3,488,271	**2,649,427**	**9,560,545**	**7,444,332**
CHANGES IN ASSETS AND LIABILITIES				
Increase in trade accounts receivable	(226,814)	(118,867)	(1,500,539)	(1,057,770)
Decrease (Increase) in inventories	(398,392)	496,032	(2,268,903)	162,314
Increase (Decrease) in trade accounts payable	352,854	(72,355)	1,584,649	147,156
Decrease (Increase) in other receivables	23,610	(2,552)	5,143	(13,090)
Increase (Decrease) in other payable	91,650	100,926	(82,059)	(482,974)
Dividends from associates and joint ventures	3,713	2,696	291,579	26,222
Purchases of short-term investments	(43,256)	135,403	(140,029)	(354,277)
Proceeds from maturities and sales of short-term investments	22,296	(98,439)	358,162	523,818
Cash provided by operating activities	**3,313,932**	**3,092,271**	**7,808,548**	**6,395,731**
Interest paid on loans and financing	(26,156)	(75,458)	(655,770)	(622,744)
Interest paid on lease liabilities	(42,962)	(31,677)	(114,330)	(98,068)
Income and social contribution taxes paid	(547,897)	(60,088)	(1,297,208)	(834,539)
Net cash provided by operating activities	**2,696,917**	**2,925,048**	**5,741,240**	**4,840,380**
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of property, plant and equipment	(1,100,775)	(1,713,359)	(3,333,013)	(5,211,509)
Proceeds from sales of property, plant and equipment, investments and other Intangibles, net of deconsolidated cash	8,217	35,653	17,755	65,719
Additions in other intangibles	(49,333)	(49,704)	(124,783)	(124,092)
Payment for acquisition of control of a company, net of cash acquired	(300,000)	-	(300,000)	(673,272)
Capital increase/Additional acquisition of interest in joint ventures and associates	-	(2,636)	(89)	(91,436)
Net cash used in investing activities	**(1,441,891)**	**(1,730,046)**	**(3,740,130)**	**(6,034,590)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Purchases of treasury stocks	(31,560)	(213,318)	(342,833)	(985,822)
Dividends and interest on capital paid	(426,216)	(248,287)	(976,269)	(711,686)
Proceeds from loans and financing	256,070	758,595	564,276	8,902,761
Repayment of loans and financing	(382,761)	(282,844)	(847,487)	(3,190,133)
Leasing payments	(129,705)	(117,438)	(374,250)	(352,346)
Net cash used in financing activities	**(714,172)**	**(103,292)**	**(1,976,563)**	**3,662,774**
Exchange variation on cash and cash equivalents	(194)	(203,071)	(257,825)	(846,805)
Increase (Decrease) in cash and cash equivalents	540,660	888,639	(233,278)	1,621,759
Cash and cash equivalents at beginning of year	5,155,232	8,500,933	5,929,170	7,767,813
Cash and cash equivalents at end of the period	**5,695,892**	**9,389,572**	**5,695,892**	**9,389,572**

Quarterly Results 3Q26 | **Gerdau S.A.** 23

RESULTS BY BUSINESS SEGMENT

GERDAU S.A.

INFORMATION BY BUSINESS SEGMENT

In thousands of Brazilian reais (R$)

	Brazil	North America	South America	Eliminations	Consolidated
3Q26 RESULTS					
Shipments (tonnes)	1,351,107	1,312,697	309,349	(58,933)	2,914,220
Net sales	6,948,113	10,512,390	1,439,580	(209,565)	18,690,518
Cost of goods sold	(6,508,451)	(7,765,719)	(1,303,821)	238,423	(15,339,568)
Gross Profit	**439,662**	**2,746,671**	**135,759**	**28,858**	**3,350,950**
Gross Margin	*6.3%*	*26.1%*	*9.4%*	-	*17.9%*
SG&A	(244,983)	(194,724)	(44,804)	(48,143)	(532,654)
Other operating (expenses) revenue	(85,797)	(63,849)	(6,843)	37,286	(119,203)
Depreciation and amortization	581,505	280,635	75,761	-	937,901
Proportional EBITDA from operations with jointly controlled entities	51,035	142,559	-	-	193,594
Credit recovery / provisions	-	-	-	(60,412)	(60,412)
Adjusted EBITDA	**741,422**	**2,911,292**	**159,873**	**(42,411)**	**3,770,176**
Adjusted EBITDA Margin	*10.7%*	*27.7%*	*11.1%*	-	*20.2%*
EBITDA/tonelada - R$/ton	**549**	**2,218**	**517**	**-**	**1,294**

	Brazil	North America	South America	Eliminations	Consolidated
2Q26 RESULTS					
Shipments (tonnes)	1,351,937	1,346,828	282,010	(72,866)	2,907,909
Net sales	6,685,729	10,126,084	1,279,042	(220,223)	17,870,632
Cost of goods sold	(6,356,498)	(7,797,952)	(1,107,970)	220,976	(15,041,444)
Gross Profit	**329,231**	**2,328,132**	**171,072**	**753**	**2,829,188**
Gross Margin	*4.9%*	*23.0%*	*13.4%*	-	*15.8%*
SG&A	(221,426)	(181,357)	(42,610)	(71,861)	(517,254)
Other operating (expenses) revenue	(24,758)	14,719	1,925	(8,773)	(16,887)
Depreciation and amortization	573,601	272,643	74,531	-	920,775
Proportional EBITDA from operations with jointly controlled entities	48,323	165,700	-	-	214,023
Adjusted EBITDA	**704,971**	**2,599,837**	**204,918**	**(79,881)**	**3,429,845**
Adjusted EBITDA Margin	*10.5%*	*25.7%*	*16.0%*	-	*19.2%*
EBITDA/tonelada - R$/ton	**521**	**1,930**	**727**	**-**	**1,179**

	Brazil	North America	South America	Eliminations	Consolidated
3Q25 RESULTS					
Shipments (tonnes)	1,582,130	1,293,232	288,727	(77,018)	3,087,071
Net sales	7,696,303	9,184,613	1,376,294	(274,067)	17,983,143
Cost of goods sold	(7,293,943)	(7,642,618)	(1,180,402)	275,912	(15,841,051)
Gross Profit	**402,360**	**1,541,995**	**195,892**	**1,845**	**2,142,092**
Gross Margin	*5.2%*	*16.8%*	*14.2%*	-	*11.9%*
Selling, general and administrative expenses	(245,203)	(186,252)	(36,939)	(43,994)	(512,388)
Other operating (expenses) revenue	(25,556)	(3,198)	6,717	(37,712)	(59,749)
Depreciation and amortization	556,271	312,545	68,738	-	937,554
Proportional EBITDA from operations with jointly controlled entities	74,492	154,857	-	-	229,349
Adjusted EBITDA	**762,364**	**1,819,947**	**234,408**	**(79,861)**	**2,736,858**
Adjusted EBITDA Margin	*9.9%*	*19.8%*	*17.0%*	-	*15.2%*
EBITDA/tonne - R$/ton	**482**	**1,407**	**812**	**-**	**887**

Quarterly Results 3Q26 | **Gerdau S.A.** 24

	Brazil	North America	South America	Eliminations	Consolidated
RESULTS 9M26					
Shipments (tonnes)	4,027,436	3,935,738	897,082	(227,154)	8,633,101
Net sales	19,904,949	29,987,948	4,114,625	(730,711)	53,276,811
Cost of goods sold	(18,918,013)	(22,993,207)	(3,653,041)	761,455	(44,802,806)
Gross Profit	**986,936**	**6,994,741**	**461,584**	**30,744**	**8,474,005**
Gross Margin	*5.0%*	*23.3%*	*11.2%*	-	*15.9%*
SG&A	(688,882)	(563,956)	(129,866)	(189,079)	(1,571,783)
Other operating (expenses) revenue	(126,808)	(37,888)	(2,108)	39,027	(127,777)
Depreciation and amortization	1,705,409	834,886	220,775	-	2,761,070
Proportional EBITDA from operations with jointly controlled entities	147,463	535,492	-	-	682,955
Credit recovery / provisions	-	-	-	(60,412)	(60,412)
Adjusted EBITDA	**2,024,118**	**7,763,275**	**550,385**	**(179,720)**	**10,158,058**
Adjusted EBITDA Margin	*10.2%*	*25.9%*	*13.4%*	-	*19.1%*
EBITDA/tonne - R$/ton	**503**	**1,973**	**614**	**-**	**1,177**

	Brasil	North America	South America	Eliminations	Consolidated
RESULTS 9M25					
Shipments (tonnes)	4,369,715	3,777,782	814,055	(192,789)	8,768,763
Net sales	22,507,124	27,091,832	4,072,991	(787,718)	52,884,229
Cost of goods sold	(20,787,357)	(23,160,319)	(3,605,230)	787,869	(46,765,037)
Gross Profit	**1,719,767**	**3,931,513**	**467,761**	**151**	**6,119,192**
Gross Margin	*7.6%*	*14.5%*	*11.5%*	-	*11.6%*
SG&A	(726,009)	(603,159)	(124,298)	(158,704)	(1,612,170)
Other operating (expenses) revenue	(32,832)	28,065	11,947	(102,138)	(94,958)
Depreciation and amortization	1,591,554	939,785	216,594	-	2,747,933
Proportional EBITDA from operations with jointly controlled entities	183,117	356,760	-	-	539,877
Adjusted EBITDA	**2,735,597**	**4,652,964**	**572,004**	**(260,691)**	**7,699,874**
Adjusted EBITDA Margin	*12.2%*	*17.2%*	*14.0%*	-	*14.6%*
EBITDA/tonne - R$/ton	**626**	**1,232**	**703**	**-**	**878**

Quarterly Results 3Q26 | **Gerdau S.A.** 25

Quarterly Results 3Q26 | Gerdau S.A. 26 WHO WE ARE LARGEST BRAZILIAN STEEL PRODUCER With 125 years of history, Gerdau is Brazil’s largest producer of steel, and a leading supplier of long and special steel globally. In Brazil, Gerdau also produces flat steel and iron ore. Dedicated to empowering individuals who shape the future, the Company is a benchmark for internationalization in the Brazilian industrial sector. It is present in several countries in the Americas and relies on 30,000 employees across all its operations. Gerdau has 28 steel production units, including 13 industrial units in North America. Recognized as the largest recycler in Latin America, Gerdau utilizes scrap as a significant raw material, with nearly 70% of its steel production derived from scrap. Annually, it transforms 10 million tonnes of scrap into a diverse range of steel products. As a result of its sustainable production matrix, Gerdau currently has one of the lowest average greenhouse gas (CO₂e) emissions, accounting for half the global average for the sector. Gerdau shares are listed on the São Paulo (B3) and New York (NYSE) stock exchanges (NYSE). For more information, visit the Investor Relations website: https://ri.gerdau.com/

Rafael Japur Vice President and Investor Relations Officer Mariana Velho Dutra IR Manager Ariana Pereira Renata Albuquerque Arthur Alves Trovo Adriana Costa Adriana Costa Follow Gerdau on Social Media IR CONTACTS Investor Relations website: http://ri.gerdau.com/ IR e-mail: inform@gerdau.com Press e-mail: atendimentogerdau.br@bcw-global.com